UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

eMagin Corporation
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
29076N 20 6
(CUSIP Number)
Frank S. Vellucci, Esq.
Chadbourne & Parke LLP
30 Rockefeller Plaza
New York, NY 10112
(212) 408-5100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 18, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	29076N 20 6

1	NAMES OF REPORTING PERSONS Stillwater LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		10,910,835[1]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,910,835[1]

WITH	10	SHARED DISPOSITIVE POWER

1,720,659[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,631,494

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

43.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
1 Consists of Issuer’s Common Stock and the aggregate number of shares of the Issuer’s Common Stock issuable upon exercise of Stock Purchase Warrants December 22, 2008, and upon conversion of Series B Convertible Preferred Stock issued on December 22, 2008.
2 Consists of Issuer’s Common Stock and the aggregate number of shares of the Issuer’s Common Stock issuable upon conversion of Series B Convertible Preferred Stock issued on December 22, 2008. The sole member of Stillwater LLC is the investment manager of a corporation that owns such reported securities.

CUSIP No.	29076N 20 6

1	NAMES OF REPORTING PERSONS Ginola Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Isle of Man

	7	SOLE VOTING POWER

NUMBER OF		2,311,214[3]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,311,214[3]

WITH	10	SHARED DISPOSITIVE POWER

2,229,480[4]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,540,649

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
3 Consists of Issuer’s Common Stock and the aggregate number of shares of the Issuer’s Common Stock issuable upon conversion of Series B Convertible Preferred Stock issued on December 22, 2008.
4 Consists of Issuer’s Common Stock and the aggregate number of shares of the Issuer’s Common Stock issuable upon upon conversion of Series B Convertible Preferred Stock issued on December 22, 2008, owned by trusts and holding companies with the same directors and/or controlling shareholders as Ginola Limited. This report shall not be deemed an admission that Ginola Limited is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act.

CUSIP No.	29076N 20 6
This Amendment No. 13 to Schedule 13D (“Amendment No. 13”) is being filed by Stillwater LLC, a Delaware limited liability company (“Stillwater”) and Ginola Limited, a company organized in Isle of Man (“Ginola” and, together with Stillwater, the “Reporting Persons”), to amend the Schedule 13D (the “Schedule 13D”) originally filed by the Reporting Persons on May 5, 2003, and as amended by Amendment No. 1 to the Schedule 13D filed March 8, 2004, Amendment No. 2 to the Schedule 13D filed April 19, 2004, Amendment No. 3 to the Schedule 13D filed April 30, 2004, Amendment No. 4 to the Schedule 13D filed November 5, 2004, Amendment No. 5 to the Schedule 13D filed March 1, 2005, Amendment No. 6 to the Schedule 13D filed October 28, 2005, Amendment No. 7 to the Schedule 13D filed July 26, 2006, Amendment No. 8 to the Schedule 13D filed April 18, 2007, Amendment No. 9 to the Schedule 13D filed August 2, 2007, Amendment No. 10 to the Schedule 13D filed April 14, 2008, Amendment No. 11 to the Schedule 13D filed December 30, 2008, and Amendment No. 12 to the Schedule 13D filed April 26, 2010 with respect to beneficial ownership of common stock, $0.001 par value per share (the “Common Stock”), of eMagin Corporation (“eMagin” or “Issuer”), a corporation organized under the laws of the State of Delaware. The address of the principal executive offices of eMagin is 10500 N.E. 8th Street, Suite 1400, Bellevue, WA 98004.
In accordance with Exchange Act Rule 13d-2, this Amendment No. 13 amends and supplements only information that has materially changed since the April 26, 2010 filing of Amendment No. 12 to Schedule 13D.
Item 5. Interest in Securities of the Issuer.

		Common Stock	Percent
		Beneficially Owned	of Class

(a)	Stillwater [1]	12,631,494	43.5%
	Ginola [3,4]	4,540,694	19.2%

		Common Stock	Percent
(b)	Stillwater	Beneficially Owned	of Class

	Sole Voting Power	10,910,835	37.5%
	Shared Voting Power	- 0 -	0%
	Sole Dispositive Power	10,910,835	37.5%
	Shared Dispositive Power [2]	1,720,659	7.3%

		Common Stock	Percent
	Ginola	Beneficially Owned	of Class

	Sole Voting Power	2,311,214	9.7%
	Shared Voting Power	- 0 -	0%
	Sole Dispositive Power	2,311,214	9.7%
	Shared Dispositive Power [4]	2,229,480	9.4%

1
Consists of Issuer’s Common Stock and the aggregate number of shares of the Issuer’s Common Stock issuable upon exercise of Stock Purchase Warrants dated December 22, 2008, and upon conversion of Series B Convertible Preferred Stock issued on December 22, 2008.

2
Consists of Issuer’s Common Stock and the aggregate number of shares of the Issuer’s Common Stock issuable upon conversion of Series B Convertible Preferred Stock issued on December 22, 2008. The sole member of Stillwater LLC is the investment manager of a corporation that owns such reported securities.

3	Consists of Issuer’s Common Stock and the aggregate number of shares of the Issuer’s Common Stock issuable upon conversion of Series B Convertible Preferred Stock issued on December 22, 2008.

4
Consists of Issuer’s Common Stock and the aggregate number of shares of the Issuer’s Common Stock issuable upon conversion of Series B Convertible Preferred Stock issued on December 22, 2008, owned by trusts and holding companies with the same directors and/or controlling shareholders as Ginola Limited. This report shall not be deemed an admission that Ginola Limited is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act.

CUSIP No.	29076N 20 6
(c) Since the filing of Amendment No. 12 to Schedule 13D on April 26, 2010 the following events occurred:
(i) On July 18, 2011, Stillwater elected to do a cash exercise of Warrant No. ARW-322 for 1,000,000 shares of Issuer’s Common Stock at an exercise price of $0.48 per share.
(ii) The following warrants have expired:
(A) Warrant # RGC-1 issued to Rainbow Gate Corporation, a corporation in which its investment manager is the sole member of Stillwater and its controlling shareholder is the same as Ginola, to purchase 54,545 shares of Issuer’s Common Stock at an exercise price of $10.00 per share expired on October 20, 2010.
(B) Warrant # CTC-1 issued to a trustee with substantially the same directors as Ginola, to purchase 27,273 shares of Issuer’s Common Stock at an exercise price of $10.00 per share expired on October 20, 2010. This disclosure shall not be deemed an admission that Ginola is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act.
(d) Not applicable.
(e) Not applicable.
Item 7. To Be Filed as Exhibits.

Exhibit No.	Description

1	Agreement of Reporting Persons to file joint statement on Schedule 13D

CUSIP No.	29076N 20 6
Signatures
After reasonable inquiry and to the best knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Date: July 20, 2011

STILLWATER LLC
By:	/s/ Mortimer D.A. Sackler
	Name:	Mortimer D.A. Sackler
	Title:	President

GINOLA LIMITED
By:	/s/ Jonathan White
	Name:	Jonathan White
	Title:	Director